Exhibit 20.1

INTRADO ANNOUNCES FOURTH QUARTER EARNINGS

Fourth Quarter Revenue of $38.9 Million, Free Cash Flow of $15.2 Million

March 7, 2006 (Longmont, Colo.) — Intrado Inc. (NASDAQ:TRDO; www.intrado.com), a leading provider of integrated data and telecommunications solutions, today reported fourth-quarter growth in revenues and free cash flow.

Intrado reported fourth-quarter 2005 net income of $0.23 per diluted share. Total revenues for the fourth quarter increased 10.0% to $38.9 million from $35.3 million in 2004. The overall increase was driven by growth in both Wireline and Wireless revenues, which were up 10.3% and 9.5%, respectively, over 2004.

George Heinrichs, chief executive officer of Intrado, said, “This was the strongest operating quarter in Intrado’s history. We exceeded revenue and cash flow expectations and continued to provide world-class service for our customers. In 2005, we responded successfully to new regulatory challenges in VoIP, and accelerated our efforts to bring about the next generation of 9-1-1 through our Intelligent Emergency Network offerings.”

Subsequent Event

On January 29, 2006, we entered into a merger agreement with West Corporation, a leading provider of outsourced communication solutions. Under the agreement, West agreed to acquire all of the outstanding Intrado stock for $26.00 per share in cash. The total cost before transaction expense is approximately $465 million, net of option proceeds and cash on hand. Closing is subject to Intrado shareholder approval and customary closing conditions. If our stockholders approve the merger at a meeting expected to be held during the second quarter of 2006, Intrado will be integrated into West’s Communications Services segment as a wholly owned subsidiary.

Heinrichs added, “Our combination with West will result in stronger offerings for carriers and the public safety community — our team is particularly encouraged by West’s commitment to the ongoing development and expansion of our products and services for emergency communications.”

Company Highlights

During the fourth quarter, Intrado added six new wireless carriers to its list of customers who outsource wireless E9-1-1 services. These carriers purchased a combination of Phase I and Phase II E9-1-1 services and in some instances, position determination entity (PDE) services.

Also during the fourth quarter, Intrado completed VoIP interconnection agreements with all major local exchange carriers, making it the first to deliver all the essential elements of comprehensive VoIP coverage. Thirty-three VoIP Service Providers, with over one million subscribers, have chosen Intrado to provide VoIP E9-1-1 services.

Recently Intrado announced new applications related to Intrado® Intelligent Emergency Network™ (IEN), Intrado’s next generation, IP-based emergency communications services network.  The new IEN applications bridge the technology gap between current and next generation 9-1-1 capabilities. The new services, Intrado ALI Management, 9-1-1 Routing and The Application Framework, enable the nation’s public safety answering points (PSAPs) to take advantage of next generation 9-1-1 capabilities that can improve their ability to route and manage 9-1-1 calls, streamline interagency collaboration and support new communications and data types.

Intrado announced an alliance with MedicAlert® to provide personalized medical data for 9-1-1 calls as it continued to roll out IEN. The agreement will provide first responders with vital medical information earlier in the response cycle, enabling them to better prepare for and deliver critical services when someone makes a 9-1-1 call.

Recently, Intrado expanded its VoIP 9-1-1 offerings to support the enterprise market. Intrado V9-1-1 for Enterprise will allow enterprises that use multi-line telephone systems (MLTS) with an Internet Protocol Private Branch Exchange (IP-PBX) to address critical employee safety issues. Xtend Communications and RedSky Technologies signed agreements with Intrado to market the solution to their enterprise customers.

Fourth-Quarter Operational Highlights

Wireline. Revenue was $23.7 million in the fourth quarter of 2005, up 10.3% from $21.5 million in the fourth quarter of 2004.

Wireless. Revenue was $15.1 million in the fourth quarter of 2005, up 9.5% from $13.8 million in the fourth quarter of 2004.

Direct Expenses. Fourth-quarter direct expenses were $20.6 million, compared to $18.0 million in the year-ago quarter (excluding the impact of a goodwill impairment charge of $14.2 million in Q4 2004), an increase of 14.7%. This was driven by our investment in the IEN VoIP Peering Network.

Indirect Overhead Expenses. Total indirect overhead expenses increased 2.8% to $11.9 million in the fourth quarter of 2005, compared to the same period in 2004. Total indirect overhead expenses are defined as sales and marketing expenses of $5.9 million, general and administrative expenses of $5.2 million and research and development expenses of $0.8 million. During the fourth quarter of 2004, indirect overhead expenses were $11.6 million and consisted of $5.3 million of sales and marketing expenses, $5.5 million of general and administrative expenses and $0.8 million of research and development expenses.

Intrado had $65.6 million in cash and cash equivalents at December 31, 2005. At year end, Intrado had $17.3 million available under its revolving line of credit with GE Capital and an additional $7.5 million under existing capital lease facilities.

Days sales outstanding (DSOs) were 36 days at December 31, 2005, down from 43 days at September 30, 2005. DSOs is defined as gross accounts receivable plus unbilled revenue divided by total quarterly revenue, multiplied by 90 days.

Fourth-Quarter Financial Results

•                  For the three months ended December 31, 2005, the Company reported revenue of $38.9 million, up 10.0% from $35.3 million in the fourth quarter last year.

•                  Net income for the fourth quarter of 2005 was $4.3 million, or $0.23 per diluted share, compared to net loss of $10.1 million, or $0.58 per share, for the same period in 2004. Excluding non-cash asset impairment charges, the net income for the fourth quarter of 2004 was $4.2 million, or $0.24 per share.

•                  Cash from operations for the fourth quarter of 2005 was $20.2 million, compared to $15.1 million for the same period in 2004.

•                  Free cash flow (defined as net cash from operations, less cash used in acquisition of property and equipment and capitalized software development costs) for the fourth quarter of 2005 was $15.2 million compared to $10.1 million for the same period in 2004.

Full-Year Financial Results

•                  For 2005, revenue was $146.3 million, up 11.1% from $131.7 million in 2004. Revenue for 2004 has been restated to exclude discontinued operations.

•                  Net income was $12.9 million, or $0.70 per diluted share in 2005, compared to a net loss of $4.0 million, or $0.23 per share in 2004.

•                  Net cash provided by operating activities was $42.6 million in 2005, compared to $32.8 million in 2004. The increase was driven primarily by changes in working capital.

•                  Free cash flow (as defined above) for the full year 2005 was $27.8 million, compared to $19.8 million in 2004, excluding the impact of acquisitions and investments.

Administrative Note

As a result of the recently-announced transaction with West Corporation, Intrado will not be conducting its normally scheduled quarterly investor conference call.

About Intrado

Intrado Inc. (NASDAQ:TRDO), now in its 26th year, has been a pioneer in emergency communications since 1979, providing the core of the nation’s 9-1-1 infrastructure and delivering innovative solutions to telecommunications companies and public safety organizations.

Intrado excels in systems engineering of complex, integrated data and telephony environments and in critical operations management. The Company’s unparalleled industry knowledge reduces the effort, cost and time associated with providing reliable information for 9-1-1, safety and commercial applications.

Intrado has received International Organization for Standardization (ISO) 9001-2000 certification.

Additional information on Intrado, its products and services, and past press releases can be found at the Company’s Web site: www.intrado.com.

Note Concerning Non-GAAP Financial Measures

Certain information set forth herein, including net income, direct expenses and earnings per share excluding non-cash asset impairment charges are non-GAAP financial measures; further, total indirect overhead expenses and free cash flow, may be considered non-GAAP financial measures. Intrado believes this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring its operating performance, ability to retire debt and invest in new business opportunities. Intrado’s management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating the Company’s operating performance and capital resources. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as reported by Intrado may not be comparable to similarly titled amounts reported by other companies. A reconciliation of GAAP and non-GAAP Statements of Operations is provided in the financial statements attached to this press release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Statements in this announcement that are not historical facts are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this announcement. Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated in forward-looking statements.

The forward-looking statements included in this announcement are necessarily estimates reflecting the best judgment of senior management. Although we believe that these forward-looking statements are reasonable, we cannot promise that they will turn out to be correct. Our actual results could be materially different from our expectations due to a variety of risks and uncertainties, including, but not limited to, the following:

•                  Our reliance on large contracts from a limited and potentially decreasing number of significant telecommunications customers and their ability to pay for our services, especially in light of competitive pressures in the telecommunications industry;

•                  Whether acquisitions, consolidations, bankruptcies and reorganizations among our telecommunications customers will result in volume pricing discounts or otherwise have a material, adverse effect on our market share, revenue, liquidity and profitability;

•                  Competition in service, price and technological innovation from entities with substantially greater resources, especially in light of the fact that the increased use of Voice over Internet Protocol, or VoIP, technology has opened our traditional 9-1-1 data management services business to new competition;

•                  Our ability to enter and renew wireline, wireless and VoIP contracts at prices that will allow us to maintain current profit margins;

•                  Whether our efforts to expand into European, Asian and other international markets will prove to be economically viable and whether we will be able to generate revenue sufficient to recover our investment in bmd wireless AG or other international investments;

•                  Adverse trends in the telecommunications industry in general, including bankruptcy filings by our customers and other factors that are beyond our control;

•                  Whether our investments in research and development and capitalized software will expand our service offerings and prove to be economically viable;

•                  Constraints on our sales and marketing channels because many of our customers compete with each other;

•                  Our ability to accurately predict, control and recoup the large amount of up-front expenditures necessary to serve new customers and possible delays in sales cycles;

•                  Our ability to expand beyond our traditional business and into highly competitive notification and data management sectors, including, but not limited to, our efforts to deploy IntelliCast® Target Notification services;

•                  The unpredictable rate of adoption of wireless 9-1-1 services, including further delays in the Federal Communications Commission’s mandated deployment of VoIP 9-1-1 services and Phase I and Phase II wireless location services;

•                  The potential for liability claims, including product liability claims relating to our software and services;

•                  Technical difficulties and network downtime, including those caused by sabotage or unauthorized access to our systems;

•                  Changes in foreign currency exchange rates, and their potentially adverse effect on our results of operations and cash flows;

•                  The possibility that we will not generate taxable income in an amount sufficient to allow us to utilize previously generated research and development tax credits;

•                  Developments in telecommunications regulation and the unpredictable manner in which existing or new legislation and regulation may be applied to our business;

•                  The impact of recent accounting pronouncements related to share-based payments on our future financial statements;

•                  Developments in governance, accounting and financial regulations, and their impact on general and administrative expenses; and

•                  With respect to West Corporation’s proposed acquisition of Intrado: (1) the potential failure of the parties to satisfy the conditions to consummation of the merger and the possibility that we may be required to pay a termination fee of $15.0 million to West Corporation if the merger agreement is terminated, (2) the effect of the announcement of the merger on our customer relationships, operating results and business generally, including our ability to retain key employees, and (3) if the merger is consummated, our common stock will no longer be traded on The Nasdaq National Market and stockholders will no longer participate in our growth or in any synergies resulting from the merger.

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this announcement. These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed risk factors included in our SEC filings. Except for our ongoing obligations to disclose material information under U.S. federal securities laws, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Investor Contact

Stephen Calk

Investor Relations

Intrado Inc.

720.864.5238

stephen.calk@intrado.com

###

INTRADO INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in Thousands)
(Unaudited)

	THREE MONTHS ENDED		TWELVE MONTHS ENDED
	DECEMBER 31,		DECEMBER 31
	2005	2004	2005	2004

Revenues:
Wireline business unit	$23,706	$21,489	$87,810	$80,221
Wireless business unit	15,146	13,838	58,507	51,509
Total revenues	38,852	35,327	146,317	131,730

Costs and expenses:
Direct costs—Wireline	14,328	11,730	52,317	45,031
Direct costs—Wireless	6,318	6,277	26,828	25,621
Goodwill impairment	0	14,233	0	14,233
Sales and marketing	5,924	5,274	22,670	19,753
General and administrative	5,169	5,507	21,299	21,665
Research and development	799	783	3,393	2,909
Total costs and expenses	32,538	43,804	126,507	129,212

Equity in loss from joint venture	(39)	—	(87)	—

Income (loss) from operations	6,275	(8,477)	19,723	2,518

Other income (expense):
Interest and other income	526	156	1,330	438
Interest and other expense	(38)	(276)	(485)	(1,247)
Income (loss) before income taxes	6,763	(8,597)	20,568	1,709

Income tax expense	2,411	1,237	7,552	5,312
Income (loss) from continuing operations	4,352	(9,834)	13,016	(3,603)
Discontinued operations:
Loss from discontinued operations before income taxes	(68)	(400)	(134)	(631)
Income tax benefit	26	144	51	232
Loss from discontinued operations	(42)	(256)	(83)	(399)
Net income (loss)	$4,310	$(10,090)	$12,933	$(4,002)

Net income (loss) per share:
Basic:
Continuing operations	$0.24	$(0.57)	$0.74	$(0.21)
Discontinued opeartions	$(0.00)	$(0.01)	$(0.01)	$(0.02)
Total	$0.24	$(0.58)	$0.73	$(0.23)

Diluted:
Continuing operations	$0.23	$(0.57)	$0.70	$(0.21)
Discontinued operations	$0.00	$(0.01)	$(0.00)	$(0.02)
Total	$0.23	$(0.58)	$0.70	$(0.23)

Shares used in computing net income (loss) per share:
Basic	17,910,342	17,404,547	17,707,537	17,166,594
Diluted	18,984,033	17,404,547	18,499,654	17,166,594

INTRADO INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands)
(Unaudited)

	December 31,	December 31,
	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	$65,616	$10,657
Short-term investments	—	28,705
Accounts receivable, net of allowance for doubtful accounts of $75 and $190	13,168	17,556
Unbilled revenue	2,331	1,675
Prepaids and other	4,200	3,032
Deferred contract costs	3,228	5,775
Deferred tax asset	5,416	7,507

Total current assets	93,959	74,907

Property and equipment, net of accumulated depreciation of $54,119 and $46,591	24,935	22,703
Goodwill	29,441	30,278
Other intangibles, net of accumulated amortization of $9,073 and $7,836	2,902	4,260
Long-term investments	—	898
Deferred contract costs	3,042	1,541
Software development costs, net of accumulated amortization of $15,144 and $8,875	14,777	16,551
Investment in joint venture	913	—
Other assets	140	410

Total assets	$170,109	$151,548

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$14,636	$9,777
Income taxes payable	1,778	—
Line of credit	2,000	—
Current portion of capital lease obligations	1,653	1,504
Mandatorily redeemable preferred stock payable	—	4,431
Deferred contract revenue	13,455	19,742

Total current liabilities	33,522	35,454

Capital lease obligations, net of current portion	1,380	1,312
Line of credit	—	2,000
Deferred rent, net of current portion	1,717	1,643
Deferred contract revenue	8,695	5,620
Deferred tax liability - long term	2,731	1,174

Total liabilities	48,045	47,203

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $.001 par value; 15,000,000 shares authorized; 0 and 4,552 issued and outstanding	—	—
Common stock, $.001 par value; 50,000,000 shares authorized; 18,001,793 and 17,473,860 shares issued and outstanding	18	17
Additional paid-in-capital	117,976	112,192
Accumulated other comprehensive income (loss)	(343)	656
Retained earnings (accumulated deficit)	4,413	(8,520)
Total stockholders’ equity	122,064	104,345

Total liabilities and stockholders’ equity	$170,109	$151,548

INTRADO INC.
CONSOLIDATED STATEMENTS
OF CASH FLOWS
(Dollars in Thousands, Except Per Share Data)
(Unaudited)

	THREE MONTH ENDED DECEMBER 31,		TWELVE MONTHS ENDED DECEMBER 31,
	2005	2004	2005	2004

Cash flows from operating activities:
Net income	$4,310	$(10,090)	$12,933	$(4,002)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,622	3,894	16,580	15,540
Asset impairment	—	14,332	—	16,868
Tax benefit for stock option exercises	751	66	1,332	1,415
Loss from sale of discontinued operations, net of tax	—	—	5	—
Equity in loss from joint venture	38	—	87	—
Accretion of interest on mandatorily redeemable preferred stock payable	—	323	120	389
Stock-based compensation	89	122	287	395
Provision for doubtful accounts	(51)	(174)	(104)	31
Other, including loss on disposal of assets	8	84	45	96

Change in-
Accounts receivable and unbilled revenue	1,290	4,035	3,747	(1,644)
Prepaids and other assets	(129)	365	(961)	(704)
Deferred contract costs	1,924	(705)	1,008	(189)
Deferred income taxes, net	(1,792)	939	3,648	3,560
Accounts payable and accrued liabilities	3,781	(442)	4,920	(2,164)
Income taxes payable	1,778	—	1,778	—
Deferred revenue	4,580	2,398	(2,822)	3,161
Net cash provided by operating activities	20,199	15,147	42,603	32,752

Cash flows from investing activities:
Acquisition of property and equipment	(3,721)	(1,594)	(8,341)	(2,767)
Purchases of investments	—	(40,160)	(9,109)	(48,126)
Proceeds from sales of investments	—	39,193	38,713	39,193
Capitalized software development costs	(1,264)	(2,439)	(5,421)	(10,148)
Cash paid on disposal of discontinued operations	—	—	(291)	—
Investment in joint venture	—	—	(1,000)	—
Acquisition, net of cash acquired	—	(20)	—	(4,374)
Net cash provided by (used in) investing activities	(4,985)	(5,020)	14,551	(26,222)

Cash flows from financing activities:
Principal payments on capital lease obligations	(453)	(634)	(1,795)	(3,200)
Principal payments on notes payable and mandatorily redeemable preferred stock	—	(7,172)	(4,552)	(14,719)
Proceeds from exercise of stock options, warrants and employee stock purchase plan	1,773	621	4,202	4,741
Net cash provided by (used in) financing activities	1,320	(7,185)	(2,145)	(13,178)

Effect of exchange rate changes on cash	(14)	11	(50)	24

Net increase (decrease) in cash and cash equivalents	16,520	2,953	54,959	(6,624)
Cash and cash equivalents, beginning of period	49,096	28,404	10,657	37,981
Cash and cash equivalents, end of period	$65,616	$31,357	$65,616	$31,357

Supplemental reconciliation of free cash flow, not including acquisitions and investments
Net cash provided by operating activities	$20,199	$15,147	$42,603	$32,752
Net cash used in investing activities	(4,985)	(5,020)	14,551	(26,222)
Free cash flow	15,214	10,127	57,154	6,530
add back net purchases (sales) of ST and LT investments	—	967	(29,604)	8,933
add back acquisitions, net of cash acquired	—	20	282	4,374
Free cash flow, not including acquisitions and investments	$15,214	$11,114	$27,832	$19,837